UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

               NetOptix Corporation (formerly Galileo Corporation)
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                         64116F103 (formerly 363544107)
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                                 (CUSIP Number)

                                              William D. Eggers, Esq.
Deborah McLean Quinn, Esq.           Senior Vice President and General Counsel
     Nixon Peabody LLP                         Corning Incorporated
 Clinton Square Suite 1300                     One Riverfront Plaza
Rochester, New York  14604                    Corning, New York 14831
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                February 13, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. .64116F103 (formerly 363544107)........                    Page 2 of 9
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                1. Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).
                   Corning Incorporated
                   16-0393470
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                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)

                   (a)

                   (b)                             X

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                3. SEC Use Only
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                4. Source of Funds (See Instructions)
                   OO
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                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e)
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                6. Citizenship or Place of Organization
                   State of New York
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                                    Sole Voting Power
                                  7.
                                    4,906,652 shares of Common Stock
Number of
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Shares                              Shared Voting Power
Beneficially                      8.
Owned by                            0
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Each                                Sole Dispositive Power
Reporting                         9.
Person With                         0
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                                    Shared Dispositive Power
                                 10.
                                    0
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               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   4,906,652* shares of Common Stock
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               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions)
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

CUSIP No. .64116F103 (formerly 363544107)........                    Page 3 of 9
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               13. Percent of Class Represented by Amount in Row (11)
                   39.1%
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               14. Type of Reporting Person (See Instructions)
                   CO
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         *Includes 1,000,000 shares subject to an immediately exercisable warrant and 100,000 shares subject to a stock option.

         This Schedule relates to shares of the Common Stock, par value $.01 per share ("Common Stock") of NetOptix Corporation (the "Issuer" or "NetOptix"). The Issuer's principal executive office is located at Sturbridge Business Park, P.O. Box 550, Sturbridge, Massachusetts 01566.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by Corning Incorporated ("Corning") in connection with (i) an Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 13, 2000, among Corning, its wholly owned subsidiary CI Subsidiary, Inc., and NetOptix, and (ii) the Stockholders' Voting Agreement and Irrevocable Proxy (the "Stockholders' Agreement") among Corning, CI Subsidiary, Inc., NetOptix and Andlinger Capital XIII LLC, Gerhard R. Andlinger John F. Blais, Jr. and Stephen A. Magida in his capacity as manager of Andlinger Capital XIII LLC and as trustee of the Gerhard R. Andlinger Intangible Asset Management Trust, dated as of December 29, 1997 (the "NetOptix Significant Stockholders"), dated February 13, 2000, which grants Corning the right, as proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the NetOptix Significant Stockholders, to vote such Stockholders' shares of Common Stock or grant any consent or approval with respect to such Stockholders' shares of Common Stock under certain circumstances described below. The Merger Agreement and the Stockholders' Agreement are incorporated by reference as an exhibit to this Schedule 13D.

         Corning is organized as a corporation under the laws of the State of New York, and its principal business address is One Riverfront Plaza, Corning, New York 14831. Corning manufactures optical fiber, cable and photonics products for the telecommunications industry; and high-performance displays and components for television and other communications-related industries. Corning also uses advanced materials to manufacture products for scientific, semiconductor and environmental markets. The names, business addresses, principal occupations and citizenship of the directors and executive officers of Corning are set forth in Annex A hereto and are incorporated herein by reference.

         None of Corning or its directors or executive officers has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In consideration of and as a condition to Corning entering into the Merger Agreement, Corning has been appointed proxy and attorney-in-fact to vote the shares of NetOptix Common Stock owned by the NetOptix Significant Stockholders as of February 13, 2000 and which may be acquired pursuant to outstanding options as of such date, and has been granted certain other rights under the Stockholders' Agreement.

ITEM 4.  PURPOSE OF THE TRANSACTION

         On February 13, 2000, Corning, Merger Subsidiary and NetOptix entered into the Merger Agreement pursuant to which Merger Subsidiary will merge with and into NetOptix. Upon consummation of the merger, the directors and officers of Merger Subsidiary immediately prior to the merger will be the directors and officers of the surviving corporation after the merger, the separate existence of Merger Subsidiary will cease, and all of the outstanding shares of the surviving corporation will be held by Corning. The aggregate purchase price payable by Corning consists of .9 shares of Corning common stock, par value $.50 per share, for an aggregate of up to approximately 12,083,200 shares of Corning Common Stock. Completion of the merger is subject to customary conditions, including the approval by NetOptix shareholders and regulatory approvals. The Merger Agreement may be terminated under certain circumstances including if (a) NetOptix does not obtain the required stockholder approval, (b) the merger is not consummated by July 31, 2000, or (c) NetOptix receives and its board of directors approves an unsolicited proposal to acquire all of NetOptix's Common Stock or all or substantially all of NetOptix's assets, which NetOptix's board concludes is materially more favorable to NetOptix's shareholders from a financial point of view than the transactions contemplated by the Merger Agreement, subject to certain conditions and limitations. The terms of the Merger Agreement are incorporated herein by reference.

         Corning, Merger Subsidiary, NetOptix and the NetOptix Signficant Stockholders entered into the Stockholders' Agreement as a condition of Corning entering into the Merger Agreement. Pursuant to the terms of the Stockholders' Agreement, the NetOptix Significant Stockholders have each agreed that at any meeting of stockholders of NetOptix, however called, or any action by written consent of the stockholders of NetOptix in lieu of a meeting, the NetOptix Substantial Stockholders will vote all of their shares of NetOptix Common Stock:
(i) in favor of the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement (the "Merger Proposal"), (ii) against any merger agreement or merger (other than the merger contemplated by the Merger Agreement), consolidation, combination, share exchange, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by NetOptix, and (iii) against any amendment to NetOptix's certificate of incorporation or by-laws or other proposal or transaction involving NetOptix or any of its subsidiaries, which amendment or other proposal or transaction would be reasonably likely to impede, frustrate, prevent, hinder, delay or nullify the Merger Agreement or the Stockholders' Agreement or the transactions contemplated thereby or change the voting rights of securities of NetOptix. The NetOptix Significant Stockholders also appointed Corning as proxy and attorney-in-fact to vote their NetOptix Common Stock in the same manner for the Merger Proposal and against contrary proposals. The NetOptix Significant Stockholders also agreed not to (a) transfer ownership of their shares of NetOptix stock, (b) enter into any contract, option or arrangement with respect to the transfer of their shares, or (c) enter into any other voting arrangement with respect to their shares during the term of the Stockholders' Agreement. The Stockholders' Agreement will terminate upon the termination of the Merger Agreement in accordance with its terms.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Corning has been named as proxy and attorney-in-fact to vote the shares of NetOptix Common Stock held by the NetOptix Significant Stockholders as described herein. See Item 7. The percentage of ownership set forth in this
Schedule 13D is based upon 11,452,596 shares of the Issuer's Common Stock outstanding as of February 9, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999.

         Corning declares that the filing of this Schedule 13D shall not be construed as an admission that such person is, for the purposes of Section 13(d) of the Act, the beneficial owner of any NetOptix Common Stock, as to which he or it disclaims beneficial ownership.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the Merger Agreement described in response to Item 4 (which response is incorporated in this Item 6 by reference), and the Stockholders' Agreement described in response to Items 3 and 4 (which responses are incorporated in this Item 6 by reference) and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such person and any other person with respect to the shares of NetOptix Common Stock or, to the best knowledge of Corning, among any of Corning's executive officers and directors or, to the best knowledge of Corning Inc., between any of Corning's executive officers and directors and any other person, with respect to the shares of NetOptix Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Agreement and Plan of Merger dated as of February 13, 2000 among Corning, Merger Subsidiary and NetOptix. Incorporated by reference to Exhibit XIV of the Amendment No. 3 to Schedule 13D filed by Andlinger Capital Corp. on February 17, 2000 ("Andlinger 13D").

         2. Stockholder's Voting and Proxy Agreement dated as of February
13, 2000 between Corning, Merger Subsidiary and each of the NetOptix Significant Stockholders. Incorporated by reference to Exhibit XV of Andlinger 13D.

SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 2000                    Corning Incorporated

                                             /s/Ann Gosnell
                                             -------------------------------
                                             Ann Gosnell
                                             Assistant Secretary

                                   Schedule A

EXECUTIVE OFFICERS OF CORNING INCORPORATED (all with business addresses at One Riverfront Plaza, Corning, New York 14831):

Name                    Citizen           Title
Roger G. Ackerman.......United States     Chairman of the Board of Directors
                                          and Chief Executive Officer
Norman E. Garrity.......United States     Vice Chairman and Director
John W. Loose...........United States     President, Chief Operating Officer
                                          and Director
Katherine A. Asbeck.....United States     Vice President and Controller
Charles W. Deneka.......United States     Executive Vice President, Science &
                                          Technology and Chief Technical Officer

William D. Eggers.......United States     Senior Vice President and General
                                          Counsel
James B. Flaws..........United States     Executive Vice President and Chief
                                          Financial Officer
A. John Peck Jr.........United States     Vice President and Secretary
Edward W. Rich..........United States     Vice President and Treasurer
Robert L Ecklin.........United States     Executive Vice President
Kirk P. Gregg...........United States     Senior Vice President
Randall D. Price........United States     Executive Vice President
Peter Volanakis.........United States     Executive Vice President

NON-EMPLOYEE DIRECTORS OF CORNING INCORPORATED (all with business addresses at One Riverfront Plaza, Corning, New York 14831):

Robert Barker...........United States     Director of Corning
                                          Incorporated, Professor and Provost
                                          Emeritus, Cornell University
John Seeley Brown ......United States     Director of Corning Incorporated, Vice
                                          President and Chief Scientist, Xerox
                                          Corporation
John H. Foster..........United States     Director of Corning Incorporated,
                                          Managing Partner, Foster Management
                                          Company
Gordon Gund.............United States     Director of Corning Incorporated,
                                          President and Chief Executive Officer,
                                          Gund Investment Corporation
John M. Hennessy........United States     Director of Corning Incorporated,
                                          Chairman of Private Equity, Credit
                                          Suisse First Boston Corporation
James R. Houghton.......United States     Director of Corning Incorporated,
                                          Chairman Emeritus, Corning
                                          Incorporated
James W. Kinnear........United States     Director of Corning Incorporated,
                                          Retired President and Chief Executive
                                          Officer, Texaco Inc.

James J. O'Connor.......United States     Director of Corning Incorporated,
                                          Retired Chairman of the Board and
                                          Chief Executive Officer, Unicom
                                          Corporation
Catherine A. Rein.......United States     Director of Corning Incorporated,
                                          President and Chief Executive Officer,
                                          Metropolitan Property and Casualty
                                          Insurance Company
Deborah D. Rieman.......United States     Director of Corning Incorporated,
                                          Entrepreneur in Residence, U.S.
                                          Venture Partners
H. Onno Ruding..........The Netherlands   Director of Corning Incorporated, Vice
                                          Chairman, Citibank, N.A.
William D. Smithburg....United States     Director of Corning Incorporated,
                                          Retired Chairman and Chief Executive
                                          Officer, The Quaker Oats Company